EXHIBIT 16.1

May 14, 2019

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We were furnished on May 13, 2019 with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 10, 2019, to be filed by our former client, Strata Skin Sciences, Inc. (the “Company”), and have the following comments:

We agree with the statement that the Company provided us notification of our dismissal on May 10, 2019 as described in paragraph 1. We have no basis to agree or disagree with any other statements made in paragraph 1.

We agree with the statements made in paragraph 2.

We agree with the statements made in sentences one through four of paragraph 3. We disagree with the statements made in the fifth sentence of paragraph 3 which states that the legal opinions obtained by the Company supported the Company’s position related to contingent and potential sales and use taxes. We have previously communicated in writing to Company management the reasons why the tax opinions and other information rendered by the Company did not, in our professional judgment, provide sufficient appropriate audit evidence to support the Company’s accounting position for determining current and prior period sales and use tax liabilities with respect to the XTRAC laser business, which we believe would have a material impact on those periods. We have no basis to agree or disagree with the statements made in sentences six and seven of paragraph 3.

We have no basis to agree or disagree with the statements made in sentence one of paragraph 4.  We agree with the statements made in sentences two and three of paragraph 4.

We agree with the statements made in paragraph 5.

We have no basis to agree or disagree with the statements made in paragraph 6.

Very truly yours,

/s/ BDO USA, LLP